Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$55,774	$52,273	$57,345	$59,031	$57,002	$57,243
Interest applicable to rentals	1,921	1,731	1,637	1,148	1,498	1,681

Total fixed charges, as defined	57,695	54,004	58,982	60,179	58,500	58,924

Preferred dividends, as defined (a)	3,435	4,580	4,580	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$61,130	$58,584	$63,562	$64,759	$63,080	$63,504

Earnings as defined:

Net Income	$85,377	$108,729	$46,768	$82,159	$74,821	$116,672
Add:
Provision for income taxes:
Total income taxes	50,111	28,801	58,679	49,757	55,710	75,720
Fixed charges as above	57,695	54,004	58,982	60,179	58,500	58,924

Total earnings, as defined	$193,183	$191,534	$164,429	$192,095	$189,031	$251,316

Ratio of earnings to fixed charges, as defined	3.35	3.55	2.79	3.19	3.23	4.27

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.16	3.27	2.59	2.97	3.00	3.96

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.